Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Nine Months Ended
(In millions)	September 30,

	2009	2008

Portion of rentals representing interest	$60	$67

Capitalized interest, including discontinued operations	341	226

Other interest and fixed charges, including discontinued operations	68	143

Total fixed charges (A)	$469	$436

Earnings-pretax income with applicable adjustments (B)	$2,709	$6,159

Ratio of (B) to (A)	5.78	14.15